March 15, 2007


Via Facsimile 973-597-2351 and U.S. Mail

Peter H. Ehrenberg
Lowenstein Sandler
65 Livingston Avenue
Roseland, NJ 07068-1791

Re:	Center Bancorp, Inc.
DEFA14 filed on March 12, 2007
PRE 14A filed February 27, 2007
DEFA14A filed February 5, 2007
DEFA14A filed February 2, 2007
SEC File No. 0-15491

Dear Mr. Ehrenberg:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Our review is focused on issues related to the proxy contest initiated by The Committee to Preserve Shareholder Value ("Committee").

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.
Feel
free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

All defined terms used in this letter have the same meaning as in your proxy statement, unless otherwise indicated. Note that you should comply with these comments, to the extent applicable, in any future soliciting materials used in this proxy contest.


PRE 14A filed February 27, 2007

General

1. Please fill in the blanks throughout the proxy statement, including the blank for the record date, which we understand has now been set.

2. Add a section to the proxy statement summarizing any prior contacts between the Company and members of the Committee or its representatives.

Cover Page

3. List the names of all participants in this solicitation, as defined in Instruction 3 to Item 4 of Schedule 14A, on the cover page of the proxy statement.

4. Revise to indicate that shareholders may also revoke a proxy granted to you by submitting a later-dated proxy to the Committee.

Employment Agreements, page 16

5. Item 5(b) of Schedule 14A requires you to describe any substantial interest of any participant in this solicitation. As you are aware,
"participant" is defined in Instruction 3 to Item 4 of Schedule
14A
to include any director. Therefore, as to each of your directors, quantify the amount of cash and other benefits (if any) such director would receive if Mr. Seidman`s solicitation is successful. In this regard, we note the figures listed on page 18; clarify whether those would become or might become due if Mr. Seidman`s nominees are elected to the Board. Your revised disclosure should address such as
(i) what constitutes "good reason" which would permit resignation of the officer/director as it relates to this proxy contest?; (ii) how many members made up the Company`s board when each employment agreement was entered into, and thus what constitutes a "change in control" as defined in such agreements?

6. We note that changes to the named officers` employment agreements were adopted recently. Briefly describe the reasons for these amendments, including the reasons for their timing.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* it is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the revised consent revocation statement to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.



Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions


Peter H. Ehrenberg, Esq.
March 15, 2007
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE